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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AeroVironment, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
008073108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.	008073108

1	NAMES OF REPORTING PERSONS Timothy E. Conver

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	5	SOLE VOTING POWER

NUMBER OF		887,087 shares (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,772,392 shares (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		887,087 shares (1)

WITH:	8	SHARED DISPOSITIVE POWER

3,772,392 shares (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,659,479 shares (4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.1% (5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes (i) options to purchase 118,192 shares of AeroVironment, Inc. common stock exercisable within 60 days of December 31, 2008, (ii) 100 shares of AeroVironment, Inc. common stock held by Mr. Conver and (iii) 768,795 shares of AeroVironment, Inc. common stock held by the Whiting Family Limited Partnership, of which Mr. Conver’s wife is general partner and has sole voting and dispositive power.
(2) Includes 3,772,392 shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.
(3) Includes 3,772,392 shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.
(4) Mr. Conver disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.
(5) Based on 21,104,222 shares of common stock of AeroVironment, Inc. outstanding as of November 19, 2008, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 4, 2008.

CUSIP No.	008073108

1	NAMES OF REPORTING PERSONS Conver Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of California, United States

	5	SOLE VOTING POWER

NUMBER OF		3,772,392 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,772,392 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,772,392 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 21,104,222 shares of common stock of AeroVironment, Inc. outstanding as of November 19, 2008, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 4, 2008.

CUSIP No.	008073108
Item 1(a). Name of Issuer:
     AeroVironment, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     181 W. Huntington Drive, Monrovia, CA 91016
Item 2(a). Name of Person Filing:
     This Schedule is being filed by Timothy E. Conver and the Conver Family Trust. Mr. Conver and the Conver Family Trust are filing this Schedule jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act, as amended, and not as separate persons.
Item 2(b). Address of Principal Business Office or, if None, Residence:
     The address of Mr. Conver and the Conver Family Trust is: c/o AeroVironment, Inc., 181 W. Huntington Drive., Monrovia, CA 91016.
Item 2(c). Citizenship:
     Mr. Conver is a United States citizen. The Conver Family Trust was formed in the State of California, United States.
Item 2(d). Title of Class of Securities:
     Common stock, $0.0001 par value per share
Item 2(e). CUSIP Number:
     008073108
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	008073108
Item 4. Ownership
(a)	Amount beneficially owned:

Mr. Conver: 4,659,479 Shares (1)

Conver Family Trust: 3,772,392 Shares

(b)	Percent of class (2):

Mr. Conver: 22.1%

Conver Family Trust: 17.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

Mr. Conver: 887,087 Shares (3)

Conver Family Trust: 3,772,392 Shares

(ii)	Shared power to vote or to direct the vote:

Mr. Conver: 3,772,392 Shares (4)

Conver Family Trust: 0 Shares

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Conver: 887,087 Shares (3)

Conver Family Trust: 3,772,392 Shares

(iv)	Shared power to dispose or to direct the disposition of:

Mr. Conver: 3,772,392 Shares (5)

Conver Family Trust: 0 Shares
(1) Mr. Conver disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.
(2) Based on 21,104,222 shares of common stock of AeroVironment, Inc. outstanding as of November 19, 2008, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 4, 2008.
(3) Includes (i) options to purchase 118,192 shares of AeroVironment, Inc. common stock exercisable within 60 days of December 31, 2008, (ii) 100 shares of AeroVironment, Inc.

CUSIP No.	008073108
common stock held by Mr. Conver and (iii) 768,795 shares of AeroVironment, Inc. common stock held by the Whiting Family Limited Partnership, of which Mr. Conver’s wife is general partner and has sole voting and dispositive power.
(4) Includes 3,772,392 shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.
(5) Includes 3,772,392 shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.
Item 5. Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
     Not applicable
Item 8. Identification and Classification of Members of the Group:
     Not applicable
Item 9. Notice of Dissolution of Group:
     Not applicable
Item 10. Certifications:
     Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	TIMOTHY E. CONVER
/s/ Timothy E. Conver*
	Name:	Timothy E. Conver

CONVER FAMILY TRUST
By:	/s/ Timothy E. Conver*
Name:	Timothy E. Conver
Title:	Trustee

* By Leslie R. Ravestein, as Attorney-in-Fact.

Exhibit Index
Exhibit 1            Joint Filing Agreement.
Exhibit 2            Power of Attorney.